EXHIBIT 4.1

BRIDGE LOAN AGREEMENT

THIS BRIDGE LOAN AGREEMENT ("Loan Agreement") is dated as of January 9, 2007, by and between PLATINUM RESEARCH ORGANIZATION L.P., a Texas limited partnership, with headquarters located at 2828 Routh Street, 5th Floor, Dallas, Texas 75201 ("Platinum"), and PLATINUM RESEARCH ORGANIZATION, INC. (F/K/A NORTHTECH CORPORATION), having an office at 1917 West 4th Avenue, Suite 421, Vancouver B.C. V6J 1M7 ("NorthTech").

W I T N E S S E T H

WHEREAS, Platinum wishes to induce NorthTech to loan to Platinum, and NorthTech is willing to loan to Platinum, subject to the terms and conditions set forth herein, up to One Million (US$ 1,000,000) United States Dollars.

NOW, THEREFORE, for and in consideration of the premises and the mutual agreement contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

   1. LOAN. Subject to the terms and conditions set forth herein, NorthTech shall loan to Platinum One Million (US$ 1,000,000) United States Dollars (the "Loan") in one installment, by delivery of such amount to Platinum in U.S. funds by wire transfer to an account designated by Platinum.

   2. NOTE. The terms of the Loan shall be set forth in and evidenced by a Secured Promissory Note in substantially the form attached hereto as Exhibit A in the aggregate amount of One Million (US$ 1,000,000) United States Dollars, payable to the order of NorthTech or its assignees (the "Note").

   3. MUTUAL DELIVERIES.

     (a) Upon the delivery by NorthTech of the loan proceeds as provided in Section 1 above, Platinum shall deliver to NorthTech the Note.

     (b) Platinum shall also deliver, or cause to be delivered, the original or execution copies of the following instruments and agreements duly executed by all parties thereto other than NorthTech (together with the Note - the "Related Agreements"):

    this Agreement;
    the promissory note in the Form annexed as Exhibit "A"; and
    the Security Agreement in the Form annexed as Exhibit "B".

  4. REPRESENTATIONS AND WARRANTIES OF PLATINUM. Platinum represents and warrants to NorthTech that:

      (a) Platinum has the partnership power and authority to enter into this Loan Agreement and the Related Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Platinum of this Loan Agreement and the Related Agreements and the consummation by Platinum of the transactions contemplated hereby and thereby have been duly authorized by all necessary partnership action on the part of Platinum. This Loan Agreement and the Related Agreements have been duly executed and delivered by Platinum and constitute valid and binding obligations of Platinum enforceable against it in accordance with their respective terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to the application of equitable principles in any proceeding (legal or equitable).

       (b) The execution, delivery and performance by Platinum of this Loan Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not breach or constitute a default under any applicable law or regulation or of any agreement, judgment, order, decree or other instrument binding on Platinum which breach or default has not otherwise been waived in writing or which breach or default could reasonably be expected to have a material adverse effect on Platinum.

      (c) Platinum is in material compliance with all applicable laws, regulations, judgments, decrees and orders material to the conduct of its business.

      (d) There is no pending, or to the knowledge of Platinum, threatened, judicial, administrative or arbitral action, claim, suit, proceeding or investigation which might affect the validity or enforceability of this Loan Agreement or the Related Agreements or which involves Platinum and which if adversely determined, could reasonably be expected to have a material adverse effect on Platinum.

       (e) Other than with respect to the loan with the Seattle City Employee's Retirement System (the "Seattle Loan"), no consent or approval of, or exemption by, or filing with, any party or governmental or public body or authority is required in connection with the execution, delivery and performance under this Loan Agreement or the Related Agreements or the taking of any action contemplated hereunder or thereunder.

        (f) Platinum has been duly organized and is validly existing as a limited partnership under the laws of the jurisdiction of its formation. Platinum is duly qualified and licensed as a limited partnership in each jurisdiction in which its current ownership or leasing of any properties or its ownership or leasing of any properties or the character of its operations as currently conducted requires such qualification or licensing, except where the failure to be so qualified would not have a material adverse effect on Platinum. Platinum has all power and authority, and has obtained all necessary authorizations, approvals, orders, licenses, certificates, franchises and permits of and from all governmental or regulatory officials and bodies necessary to own or lease its properties and conduct its business other than those authorizations, approvals and such other documents the lack of which could not reasonably be expected to have a material adverse effect on Platinum.

         (g) The execution, delivery and performance of this Agreement by Platinum and the Related Agreements to be delivered hereunder and the consummation of the transactions contemplated hereby and thereby will not: (i) violate any provision of Platinum's limited partnership formation documents, (ii) other than the Seattle Loan, violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, otherwise, give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any contract or other agreement to which Platinum is a party or by or to which Platinum or any of Platinum's assets or properties may be bound or subject, (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body by which Platinum, or the assets or properties of Platinum are bound, (iv) to Platinum's knowledge, violate any statute, law or regulation.

          (h) There has been no material change in the capitalization, assets, or liabilities of Platinum since the issuance of the financial statements, for the period ending September 30, 2006, delivered to NorthTech.

     5. REPRESENTATIONS AND WARRANTIES OF NORTHTECH. NorthTech hereby represents and warrants to Platinum that:

           (a) NorthTech has the corporate power and authority to enter into this Loan Agreement and the Related Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by NorthTech of this Loan Agreement and the Related Agreements and the consummation by NorthTech of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of NorthTech. This Loan Agreement and the Related Agreements have been duly executed and delivered by NorthTech and constitute valid and binding obligations of NorthTech, enforceable against it in accordance with their respective terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to the application of equitable principles in any proceeding (legal or equitable).

            (b) The execution, delivery and performance by NorthTech of this Loan Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not breach or constitute a default under any applicable law or regulation or of any agreement, judgment, order, decree or other instrument binding on NorthTech.

             (c) There is no pending, or to the knowledge of NorthTech, threatened, judicial, administrative or arbitral action, claim, suit, proceeding or investigation which might affect the validity or enforceability of this Loan Agreement or the Related Agreements.

            (d) No consent or approval of, or exemption by, or filing with, any party of governmental or public body or authority is required in connection with the execution, delivery and performance under this Loan Agreement or the Related Agreements or the taking of any action contemplated hereunder or thereunder.

       6. COVENANTS OF PLATINUM. Platinum covenants and agrees that, so long as the Note shall be outstanding, except as otherwise required under the Related Agreements, Platinum shall:

            (a) Promptly pay and discharge all lawful taxes, assessments and governmental charges or levies imposed upon it or upon its income and profits, or upon any of its property, before the same shall become in default as well as all lawful material claims for labor, materials and supplies which, if unpaid, might become a lien or charge upon such properties or any part thereof; provided, however, that it shall not be required to pay and discharge any such tax, assessment, charge, levy or claim so long as the validity thereof shall be contested in good faith by appropriate proceedings, and Platinum shall set aside on its books adequate reserves with respect to any such tax, assessment, charge, levy or claim so contested.

             (b) Pay, or cause to be paid, all material debts and perform, or cause to be performed, all material obligations promptly and in accordance with the respective terms thereof.

             (c) Provide to NorthTech the following:

    as soon as available after the end of each fiscal year of Platinum, a consolidated balance sheet of Platinum as at the end of that fiscal year and the related statement of earnings, stockholders' equity and changes in financial position of Platinum for such fiscal year, in accordance with its historical accounting practices; and
    as soon as available and in any event within ninety (90) days after the end of each of the first three quarters of each fiscal year (commencing the quarter ending September 30, 2006), an unaudited consolidated balance sheet of Platinum as of the end of that quarter, and the related unaudited statement of earnings of Platinum for the period from the beginning of that fiscal year to the end of that quarter, certified by the principal financial officer of Platinum as having been prepared in accordance with its historical accounting practices, subject to normal year-end adjustments.

             (e) Do, or cause to be done, all things that may be necessary to:

    maintain its due organization and valid existence under the laws of its state of formation;
    preserve and keep in full force and effect all qualifications, registrations and licenses in those jurisdictions in which the failure to do so could or would have a material adverse effect;
    maintain its power or authority to carry on its business as now conducted; and
    use its best efforts to keep available the services of its key present employees and agents and maintain its current relations with suppliers, customers, distributors and joint venture partners (subject to the business judgment of executive management).

             (f) At all times maintain, preserve, protect and keep material property used and useful in the conduct of its business in good repair, working order and condition (subject to normal wear and tear), and from time to time make all needful and proper repairs, renewals, replacements, betterment and improvements thereto, so that the business carried on in connection therewith may be properly conducted at all times.

            (g) Keep adequately insured all property of a character usually insured by similar corporations and carry such other insurance as is usually carried by similar corporations.

            (h) At all reasonable times upon NorthTech's request and upon advance notice to Platinum and for good reason, permit representatives designated by NorthTech to have access to the books and records relating to the operations and procedures of Platinum (subject to execution of confidentiality undertakings).

            (i) Not assume, guaranty or otherwise, directly or indirectly, become liable or responsible for the obligations of any other person or entity, except for 75% or greater owned subsidiaries, for the purpose of paying or discharging the obligations of such person or entity unless such guarantees relate to the business of Platinum, are incurred in the ordinary course of its business and do not exceed in the aggregate $100,000.

            (j) Not consolidate with or merge with or into any entity or sell, lease, transfer, exchange or otherwise dispose of any material part of its properties and assets except in the ordinary course of business, however, Platinum may engage in any of the foregoing transactions with a parent or subsidiary of Platinum so long as such parent or subsidiary is no less creditworthy than Platinum and such parent or subsidiary assumes the obligations of Platinum hereunder. The transaction contemplated by that certain Contribution Agreement dated October 26, 2006 (as amended, the "Contribution Agreement") among NorthTech, Platinum and certain other parties thereto shall not be deemed a violation of this Section 6(j).

      7. ASSIGNMENT. This Loan Agreement and the Related Agreements may be assigned by NorthTech to transferees or assignees of the Note, provided that Platinum consents to the assignment, which consent will not be unreasonably withheld, and that Platinum is, prior to or simultaneously with such transfer, furnished with written notice of the name and address of such transferee or assignee, and such assignee agrees in writing to be bound by the terms hereof and provided further that, if the Note is only assigned or transferred in part, then such assignment shall only be made in part on an appropriate proportionate basis. If there is a conflict between this provision and any provision of the Related Agreements, this provision shall govern.

As a condition to any such assignment, the assignee shall warrant, represent and acknowledge to Platinum and to NorthTech that:

  such assignee has adequate means of providing for its current needs and possible contingencies, and anticipates no need now or in the foreseeable future to sell its shares of Common Stock;
  such assignee has had an opportunity to ask questions of and receive answers from Platinum concerning its investment as evidenced by the Loan in Platinum, and all such questions have been answered to its full satisfaction;
  such assignee has received no representations and warranties from Platinum other than those otherwise set forth herein;

      8. NOTICES. Notices and other communications provided for herein shall be in writing (which shall include notice by facsimile transmission) and shall be delivered or mailed (or if by graphic scanning or other facsimile communications equipment of the sending party hereto, delivered by such equipment), addressed as follows:

If to Platinum:	John T. Jaeger
Platinum IP Management, Inc.
2828 Routh Street, 5th Floor
Dallas, Texas 75201
Fax No. (214) 849-9880

with a copy to:	Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
Attention: Scot O'Brien, Esq.
Fax No. (214) 922-4144

If to NorthTech:	NorthTech Corporation
1917 West 4th Avenue, Suite 421
Vancouver British Columbia V6J 1M7
Attention: Cecelia Pineda
Fax No.: (604) 689-4087

with a copy to:	Venture Law Corporation
688 West Hastings Street, Suite 618
Vancouver, British Columbia V6B 1P1
Attention: Alixe B. Cormick
Fax No.: (604) 659-9188

or to such other address as a party may from time to time designate in writing in accordance with this section. All notices and other communications given to any party hereto in accordance with the provisions of this Loan Agreement shall be deemed to have been given, when delivered if delivered by hand, when transmission confirmation is received if telecopied, three (3) week days after mailing if mailed, and one (1) week or two (2) days after deposit with an overnight courier service if delivered by overnight courier. Notwithstanding the foregoing, if a notice or other communication is actually received after 5:00 p.m. at the recipient's designated address, such notice or other communication shall be deemed to have been given the later of (i) the next week day or (ii) the week day on which such notice or other communication is deemed to have been given pursuant to the immediately preceding sentence.

         9. SEVERABILITY. If a court of competent jurisdiction determines that any provision of this Loan Agreement is invalid, unenforceable or illegal for any reason, such determination shall not affect or impair the validity, legality and enforceability of the other provisions of this Loan Agreement. If any such invalidity, unenforceability or illegality of a provision of this Loan Agreement becomes known or apparent to any of the parties hereto, the parties shall negotiate promptly and in good faith in an attempt to make appropriate changes and adjustments to such provision specifically and this Loan Agreement generally to achieve as closely as possible, consistent with applicable law, the intent and spirit of such provision specifically and this Loan Agreement generally.

          10. EXECUTION IN COUNTERPARTS. This Loan Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute the same Loan Agreement.

           11. GOVERNING LAW. THIS LOAN AGREEMENT AND THE VALIDITY AND ENFORCEABILITY HEREOF SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO CONFLICT OF LAWS RULES OR CHOICE OF LAWS RULES THEREOF. EACH PARTY AGREES THAT ALL LEGAL PROCEEDINGS CONCERNING THE INTERPRETATIONS, ENFORCEMENT AND DEFENSE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BROUGHT AGAINST A PARTY HERETO OR ITS RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, SHAREHOLDERS, EMPLOYEES OR AGENTS) SHALL BE COMMENCED IN THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN (THE "NEW YORK COURTS"). EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE NEW YORK COURTS FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR

WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY TERM THE LOAN AGREEMENT), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, OR SUCH NEW YORK COURTS ARE IMPROPER OR INCONVENIENT VENUE FOR SUCH PROCEEDING.

IN WITNESS WHEREOF, the parties have executed this Bridge Loan Agreement as of the date first written above.

                                                     PLATINUM RESEARCH ORGANIZATION, L.P.

By: Platinum IP Management, Inc.
Its: General Partner

By: __________________________
Name: John T. (Cork) Jaeger, Jr.
Title: Chief Executive Officer

                                                    NORTHTECH CORPORATION

                                                     By:__________________________
                                                     Name: Cecelia Pineda
                                                     Title: President and CEO

Exhibit "A" to Bridge Loan Agreement

FORM OF NOTE

THIS NOTE HAS NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OR UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE NOTE MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT AS PERMITTED UNDER THE ACT PURSUANT TO REGISTRATION OR EXEMPTION OR SAFE HARBOR THEREFROM.

No. 1-___-2007                                                                                                                                                                                                                                                                                                     US $1,000,000

PLATINUM RESEARCH ORGANIZATION L.P.

10% SECURED NOTE DUE JULY 31, 2006

THIS Note is one of a duly authorized issue US$ 1,000,000 of PLATINUM RESEARCH ORGANIZATION L.P., a limited partnership organized and existing under the laws of the State of Texas (the "Platinum") designated as its 10% Secured Note.

FOR VALUE RECEIVED, Platinum promises to pay to Platinum Research Organization, Inc. (F/K/A NorthTech Corporation) the registered holder hereof (the "Holder"), the principal sum of One Million United States Dollars (US $1,000,000) on July 31, 2007, and to pay interest on the principal sum outstanding from time to time in arrears on July 31, 2007 (the "Maturity Date"), at the rate of 10% per annum accruing from the date of initial issuance of this Note (the "Issue Date"). Accrual of interest shall commence on the first such business day to occur after the date hereof and shall continue until payment in full of the principal sum has been made or duly provided for. The principal of, and interest on, this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at the address last appearing on the Note Register of Platinum as designated in writing by the Holder from time to time. Platinum will pay the principal of and interest upon this Note on the Maturity Date, less any amounts required by law to be deducted, to the registered holder of this Note as of the tenth day prior to the Maturity Date and addressed to such holder at the last address appearing on the Note Register. The forwarding of such check shall constitute a payment of principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such check plus any amounts so deducted.

        This Note is subject to the following additional provisions:

         1. Platinum shall be entitled to withhold from all payments of principal of, and interest on, this Note any amounts required to be withheld under the applicable provisions of the United States income tax laws or other applicable laws at the time of such payments, and Holder shall execute and deliver all required documentation in connection therewith.

         2. This Note has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "Act"), and other applicable state and foreign securities laws. In the event of any proposed transfer of this Note, Platinum may require, prior to issuance of a new Note in the name of such other person, that it receive reasonable transfer documentation including legal opinions that the issuance of the Note in such other name does not and will not cause a violation of the Act or any applicable state or foreign securities laws. Prior to due presentment for transfer of this Note, Platinum and any agent of Platinum may treat the person in whose name this Note is duly registered on Platinum's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note be overdue, and neither Platinum nor any such agent shall be affected by notice to the contrary.

        3. Subject to the terms of the Bridge Loan Loan Agreement dated as of January ___, 2007 (the "Agreement") between Platinum and the Holder (or the Holder's predecessor in interest), no provision of this Note shall alter or impair the obligation of Platinum, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct obligation of Platinum.

        4. No recourse shall be had for the payment of the principal of, or the interest on, this Note, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of Platinum or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

        5. The Holder of the Note, by acceptance hereof, agrees that this Note is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Note except under circumstances which will not result in a violation of the Act or any applicable state Blue Sky or foreign laws or similar laws relating to the sale of securities.

       6. This Note shall be governed by and construed in accordance with the laws of the State of New York. [Should this be Delaware?] Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions.

       7. The following shall constitute an "Event of Default":

    Platinum shall default in the payment of principal or interest on this Note and same shall continue for a period of five (5) days; or
    Any of the representations or warranties made by Platinum herein, in the Agreement, or in any certificate or financial or other written statements heretofore or hereafter furnished by Platinum in connection with the execution and delivery of this Note or the Agreement shall be false or misleading in any material respect at the time made; or
    Platinum shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of this Note (as defined in the Agreement, which term includes this Note) and such failure shall continue uncured for a period of thirty (30) days after written notice from the Holder of such failure; or
    Platinum shall (1) admit in writing its inability to pay its debts generally as they mature; (2) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (3) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or
    A trustee, liquidator or receiver shall be appointed for Platinum or for a substantial part of its property or business without its consent and shall not be discharged within ninety (90) days after such appointment; or
    Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Platinum and shall not be dismissed within ninety (90) days thereafter; or
    Any money judgment (other than as set forth on Schedule 4(d) to the Agreement), writ or warrant of attachment, or similar process in excess of Two Hundred Thousand ($200,000) Dollars in the aggregate shall be entered or filed against Platinum or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of ninety (90) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or
    Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against Platinum and, if instituted against Platinum, shall not be dismissed within ninety (90) days after such institution or Platinum shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

Then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider the Redemption Amount of this Note immediately due and payable within five (5) days of notice, without presentment, demand, protest or notice of any kinds, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

    9. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or receive notice as a shareholder in respect of any meeting of shareholders or any rights whatsoever as a shareholder of Platinum, unless and to the extent converted in accordance with the terms hereof.

    10. The obligation of Platinum for payment of principal, interest and all other sums hereunder is secured by Security Interest Provisions between Platinum and the Holder as set forth in the Annex to the Bridge Loan Loan Agreement.

IN WITNESS WHEREOF, Platinum has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated: ________________, 2006
PLATINUM RESEARCH ORGANIZATION L.P.
a Texas limited partnership

By:	Platinum IP Management, Inc
its general partner

By:	________________________
	Name:	John T. (Cork) Jaeger, Jr.
	Title:	Chief Executive Officer